SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2005

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange Release

FIRST QUARTER INTERIM DIVIDEND ANNOUNCEMENT

The Supervisory Board and the Board of Management of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) have decided to pay a first quarter interim dividend in respect of the financial year 2005 of € 0.46 per ordinary share.

The dividend of € 0.46 will be payable as from June 15, 2005. The shares will be traded ex-dividend in Amsterdam and London as of April 29, 2005.

The applicable rate of Netherlands withholding tax is 25% unless reduced under applicable tax conventions.

The Hague, April 28, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 28 April 2005
President/Managing Director	Company Secretary

(J. van der Veer)	(M.C.M. Brandjes)